The Japanese - language Business Report (for the registrant's 103rd fiscal period from April 1, 2006 through March 31, 2007), consisting of 16 pages (including cover pages), including the following sections:

      I. Message to shareholders from Chairman Fujio Cho and President Katsuaki Watanabe, including a brief discussion of dividend payments and a discussion of the business results for the fiscal year, illustrated by tables and graphics of selected current and historical consolidated financial figures.

      II. Topics section describing major developments in the registrant's business activities by geographic segment as well as its corporate social responsibility activities during the fiscal year.

      III.  Special presentation on the Corolla.

      IV. Consolidated financial statements, including the statement of income, balance sheet, and statement of cash flows, as well as narrative and graphic presentation of consolidated information by business and geographic segments for fiscal years ended March 31, 2006 and 2007.

      V. Unconsolidated financial statements including the statement of income and a summary of the balance sheet, illustrated by graphics, for fiscal years ended March 31, 2006 and 2007.

      VI.   Year-end dividend information.

      VII.  Shareholder information.

      VIII. List of directors, corporate auditors and managing officers.

      IX. Information on the shareholder registrar, website and other information.